

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 15, 2018

Via E-mail
Charl Coertzen
President
AFRIKA4U
12 Bompart Street, Westdene Bloemfontein
South Africa 9301

> **Re: AFRIKA4U**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 2, 2018**
> **File No. 333-222638**

Dear Mr. Coertzen:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2018 letter.

Business Development, page 21

1. We note your response to comment 3 that Klein Karoo does not enter into supply agreements. However, on page 25 you disclose that you intend to enter into a supply agreement. Please revise as appropriate and also discuss the nature of your relationship with Klein Karoo International.

Exhibits, page 32

2. We reissue comment 7. Please revise the legality opinion by David Price, Esq. to consent to being named in the prospectus.

You may contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: David E. Price, Esq.